Exhibit 99.1

China Yuchai International Announces

Unaudited First Quarter 2020 Financial Results

SINGAPORE, Singapore, May 26, 2020 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading automotive manufacturer and distributor of engines for on- and off-road applications in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the first quarter ended March 31, 2020. The financial information presented herein is reported using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for the First Quarter of 2020

•	Revenue decreased by 18.1% to RMB 3.4 billion (US$ 481.2 million) compared with RMB 4.2 billion in the first quarter of 2019;

•	Gross profit decreased by 30.4% to RMB 529.9 million (US$ 74.8 million), with gross margin of 15.5%, compared with RMB 761.3 million and a gross margin of 18.3% in the first quarter of 2019;

•	Operating profit decreased by 53.9% to RMB 164.5 million (US$ 23.2 million), compared with RMB 357.3 million in the first quarter of 2019;

•	Net earnings attributable to China Yuchai ’s shareholders decreased by 69.2% to RMB 61.1 million (US$ 8.6 million) compared with RMB 198.0 million in the first quarter of 2019;

•	Basic and diluted earnings per share were RMB 1.49 (US$ 0.21), compared with RMB 4.85 for the first quarter of 2019;

•	The total number of engines sold decreased by 33.0% to 67,904 units compared with 101,300 units in the first quarter of 2019.

Revenue for the first quarter of 2020 decreased by 18.1% to RMB 3.4 billion (US$ 481.2 million) from RMB 4.2 billion for the first quarter of 2019. The revenue decrease was mainly due to the impact of the COVID-19 pandemic which resulted in a lockdown and travel restrictions in China.

According to data reported by the China Association of Automobile Manufacturers (“CAAM”), in the first quarter of 2020, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) decreased by 25.7%; truck sales decreased by 25.5% with heavy-duty truck sales down 15.6%, and bus sales decreased by 28.0%.

GYMCL’s overall truck engine sales declined by 40.2% and bus engine sales declined by 58.4% in the first quarter of 2020 compared with the same quarter last year. However, GYMCL’s heavy-duty truck engine sales decreased by a single digit compared with the same quarter last year. In addition, GYMCL’s off-road engine sales decreased in the first quarter of 2020 with the sale of engines to the agricultural machinery market down 6.5% compared with the same quarter last year.

Gross profit decreased by 30.4% to RMB 529.9 million (US$ 74.8 million) compared with RMB 761.3 million in the first quarter of 2019. Gross margin was 15.5% in the first quarter of 2020 compared with 18.3% in the first quarter of 2019. The reduction in gross profit growth and gross margin was mainly attributable to lower unit sales due to the COVID-19 pandemic impact as well as higher unit production costs.

Other operating income was flat at RMB 43.9 million (US$ 6.2 million) compared with the same quarter last year, with higher interest income and lower fair value loss on foreign exchange forward contracts in the first quarter of 2020 being offset by higher unrealized exchange losses.

Research and development (“R&D”) expenses increased by 5.7% to RMB 76.0 million (US$ 10.7 million) from RMB 71.9 million in the first quarter of 2019. Higher R&D expenses were mainly due to the ongoing development of a portfolio of next-generation National VI and Tier-4 engines as well as improvements in the engines’ quality and performance. In the first quarter of 2020, the total R&D expenditures, including capitalized development costs, were RMB 122.4 million (US$17.3 million) and these represented 3.6% of revenue, compared with RMB 119.5 million, representing 2.9% of revenue in the first quarter of 2019.

Selling, general & administrative (“SG&A”) expenses decreased by 11.4% to RMB 333.3 million (US$ 47.0 million) from RMB 376.1 million in the first quarter of 2019. SG&A expenses represented 9.8% of revenue compared with 9.0% in the first quarter of 2019. The lower SG&A expenses were mainly due to lower warranty expenses and lower outward freight charges partially offset by higher impairment losses on trade receivables in the first quarter of 2020.

Operating profit decreased by 53.9% to RMB 164.5 million (US$ 23.2 million) from RMB 357.3 million in the first quarter of 2019. The operating margin was 4.8% compared with 8.6% in the first quarter of 2019. The decrease was primarily due to the adverse impact of the COVID-19 pandemic.

Finance costs increased by 44.1% to RMB 36.5 million (US$ 5.1 million) from RMB 25.3 million in the first quarter of 2019 mainly due to higher amounts of trade bills discounted.

In the first quarter of 2020, total net profit attributable to China Yuchai’s shareholders was RMB 61.1 million (US$ 8.6 million) compared with RMB 198.0 million in the first quarter of 2019. Basic and diluted earnings per share were RMB 1.49 (US$ 0.21) compared with RMB 4.85 in the first quarter of 2019.

Basic and diluted earnings per share in the first quarter of 2020 and 2019 were based on a weighted average of 40,858,290 shares.

Balance Sheet Highlights as at March 31, 2020

•	Cash and bank balances were RMB 4.8 billion (US$ 681.7 million) compared with RMB 6.4 billion at the end of 2019;

•	Trade and bills receivables were RMB 8.0 billion (US$ 1.1 billion) compared with RMB 7.8 billion at the end of 2019;

•	Inventories were RMB 4.6 billion (US$ 655.4 million) compared with RMB 2.8 billion at the end of 2019;

•	Trade and bills payables were RMB 7.0 billion (US$ 982.7 million) compared with RMB 6.2 billion at the end of 2019;

•	Short-term borrowings were flat at RMB 2.1 billion (US$ 295.2 million).

Mr. Weng Ming Hoh, President of China Yuchai, commented, “We have been dealing with unprecedented challenges during the first quarter of 2020. The COVID-19 pandemic has created major disruptions in the automotive industries in China, affecting customers, suppliers, workers, the service network and other occupations. But we believe that, barring any unforeseen circumstances, the business environment will improve over the remainder of the 2020 year.”

“Our operational and financial results reflected the impact as the Chinese government mandated a nationwide lockdown to limit the spread of the COVID-19 outbreak, which led to a massive disruption to the movement of products and people. We are now seeing those restrictions being lifted in nearly all provinces and cities. As for GYMCL, we have returned to normal operations at all our facilities.”

“We remain committed to building shareholder value and have announced a cash dividend of US$ 0.85 per ordinary share to be paid on July 31, 2020.”

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 7.0851 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on March 31, 2020. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on March 31, 2020 or at any other date.

Unaudited First Quarter 2020 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Daylight Time on May 26, 2020. The call will be hosted by Mr. Weng Ming HOH, President, and Dr. Thomas Phung, Chief Financial Officer of China Yuchai. They will present and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-844-760-0770 (United States), +800-906-613 (Hong Kong), 400-624-0407 (Mainland China) or +65 67135330 (International), Conference Code: 4090287 approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2019, GYMCL sold 376,148 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. If the COVID-19 pandemic is not effectively and timely controlled, our business operations and financial condition may be materially and adversely affected due to a deteriorating market for automotive sales, an economic slowdown in China and abroad, a potential weakening of the financial condition of our customers, or other factors that we cannot foresee. All forward-looking statements are applicable only as of the date it is made, and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Investor Relations

Kevin Theiss

Tel: +1-212-521-4050

Email: cyd@bluefocus.com

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